Gibson, Dunn & Crutcher LLP 811 Main Street Houston, TX 77002-6117 Tel 346.718.6600 www.gibsondunn.com
FOIA CONFIDENTIAL TREATMENT REQUESTED

Confidential Treatment Requested by Aris Water Solutions, Inc.
Pursuant to 17 C.F.R. § 200.83
October 13, 2021
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Joseph Klinko
John Cannarella
Irene Barberena-Meissner
Laura Nicholson
Re:	Aris Water Solutions, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 7, 2021
File No. 333-259740
Ladies and Gentlemen:
Pursuant to our discussions and on behalf of Aris Water Solutions, Inc., a Delaware corporation, we are hereby providing you with draft revisions to the above-captioned Registration Statement on Form S-1 (as amended, the “Registration Statement”) in respect of the proposed offering price range and related changes. Specifically, attached hereto as Exhibit A are draft revisions in respect of the preliminary estimated price range, which reflect changes made to the comparable disclosure in the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on October 7, 2021. The materials included herewith are consistent with the materials submitted to you by email on the morning of October 8, 2021, except certain confidential portions of Exhibit A have been omitted and replaced with “[***]” pursuant to the Commission’s Rule 83 (17 CFR 200.83).
Should you have any questions on this letter, please do not hesitate to contact me at (346) 718-6602 or hholmes@gibsondunn.com.
Sincerely,
/s/ Hillary H. Holmes
Hillary H. Holmes
Gibson, Dunn & Crutcher LLP
cc:	William A. Zartler, Founder and Executive Chairman
Amanda M. Brock, President and Chief Executive Officer
Brenda R. Schroer, Chief Financial Officer
Andrew L. Fabens, Gibson, Dunn & Crutcher LLP
Thomas Kim, Gibson, Dunn & Crutcher LLP
Beijing • Brussels • Century City • Dallas • Denver • Dubai • Frankfurt • Hong Kong • Houston • London •Los Angeeles •Munich
New York • Orange County • Palo Alto • Paris • San Francisco • São Paulo • Singapore •Washington, D.C.

Exhibit A

(see attached)

Confidential Treatment Requested by Aris Water Solutions, Inc.
Pursuant to 17 C.F.R. § 200.83
The information in this prospectus is not complete and may be changed. The securities described herein may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell such securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
PRELIMINARY PROSPECTUS
(Subject to Completion, dated [***], 2021)
17,650,000 Shares

Aris Water Solutions, Inc.
Class A Common Stock
This is the initial public offering of the Class A common stock of Aris Water Solutions, Inc., a Delaware corporation. We are offering [***] shares of our Class A common stock.
Currently, no public market exists for our Class A common stock. We expect the initial public offering price to be between $[***] and $[***] per share. We intend to apply to list our Class A common stock on the New York Stock Exchange under the symbol “ARIS.”
Each share of Class A common stock will entitle its holder to one vote on all matters to be voted on by stockholders generally. Each share of Class B common stock has no economic rights but will entitle its holder to one vote on all matters to be voted on by stockholders generally. Class A stockholders and Class B stockholders will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. The Class B stockholders will hold [***]% of the combined voting power of our common stock immediately after this offering. See “Corporate Reorganization.”
We are an “emerging growth company” as defined under the U.S. federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this and future filings. See “Risk Factors” and “Prospectus Summary—Implications of Being an Emerging Growth Company.”
Investing in our Class A common stock involves risks that are described in the “Risk Factors” section beginning on page 0 of this prospectus.
	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
(1)	See “Underwriting” for a description of all underwriting compensation payable in connection with this offering.
At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares of our Class A common stock offered by this prospectus (excluding the shares of Class A common stock that may be issued upon the underwriters' exercise of their option to purchase additional shares) to individuals, including our officers, directors and employees, as well as friends and family members of our officers and directors. For more information regarding the directed share program, please read “Underwriting—Directed Share Program.”
The underwriters may also exercise an option to purchase up to an additional [***] shares of our Class A common stock from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The shares of Class A common stock will be ready for delivery on or about    , 2021.
Book-Running Managers
Goldman Sachs & Co. LLC	Citigroup
J.P. Morgan	Wells Fargo Securities
Barclays	Evercore ISI
Co-Managers
Capital One Securities	Johnson Rice & Company L.L.C.	Raymond James

Stifel		U.S. Capital Advisors
Prospectus Dated    , 2021.

Confidential Treatment Requested by Aris Water Solutions, Inc.
Pursuant to 17 C.F.R. § 200.83
PROSPECTUS SUMMARY
This summary highlights selected information discussed in this prospectus. The summary is not complete and does not contain all of the information you should consider prior to making an investment decision with respect to our Class A common stock. Therefore, you should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and the related notes included elsewhere in this prospectus, before making a decision to purchase shares of our Class A common stock. Some of the statements in this summary constitute forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements.”
Except as otherwise indicated or required by the context, all references to “Solaris,” “we,” “our,” and “us” or similar terms refer to (i) Solaris Midstream Holdings, LLC (“Solaris LLC”) and its consolidated subsidiaries before the completion of our corporate reorganization in connection with this offering and (ii) Aris Water Solutions, Inc. (“Aris Inc.”) and its consolidated subsidiaries as of the completion of our corporate reorganization and thereafter. We currently conduct our business through Solaris LLC and its wholly owned subsidiaries, including Solaris Water Midstream, LLC (“Solaris Water”). References to “Trilantic” refer to TCP Solaris SPV LLC and references to “Yorktown” refer to Yorktown Energy Partners XI, L.P., each of which, along with ConocoPhillips, is a significant owner of Solaris. References to “Concho” refer to Concho Resources Inc., which was acquired by ConocoPhillips in January 2021. For the definitions of certain terms and abbreviations used in this prospectus, please read “Glossary of Terms” beginning on page A-0 of this prospectus.
Except as otherwise indicated, all information contained in this prospectus (i) assumes an initial public offering price of $[***] per share of Class A common stock (the midpoint of the price range set forth on the cover of this prospectus) and (ii) assumes that the underwriters do not exercise their option to purchase additional shares.
Our Company
We are a leading, growth-oriented environmental infrastructure and solutions company that directly helps our customers reduce their water and carbon footprints. We deliver full-cycle water handling and recycling solutions that increase the sustainability of energy company operations. Our integrated pipelines and related infrastructure create long-term value by delivering high-capacity, comprehensive produced water management, recycling and supply solutions to operators in the core areas of the Permian Basin.
We provide critical environmental solutions to many of the most active and well-capitalized companies operating in the Permian Basin, including affiliates of ConocoPhillips, Occidental Petroleum Corporation, Exxon Mobil Corporation, Marathon Oil Corporation, Chevron Corporation and Mewbourne Oil Company. Operators are increasingly prioritizing their environmental impact as a measure of success with an emphasis on rapidly increasing the use of recycled produced water in their operations. Our expansive infrastructure, advanced logistics and water treatment methods allow us to reliably gather our customers’ produced water and recycle it for use in their operations. We believe our solutions make a significant contribution to the ability of our customers to achieve their sustainability-related objectives. Since inception, we have been committed to responsibly developing, operating and deploying technology to safely reduce our customers’ environmental footprint.
Our Commitment to Environmental, Social and Governance Leadership
Our business strategy and operations align with the increasing focus of local communities, regulators and stakeholders on ensuring the safety of oil and gas operations and minimizing environmental and local community impacts. We have a leading track record in safety, social and environmental stewardship in the areas in which we operate by setting and meeting ambitious sustainability targets. This leadership highlights the strong technical, operational and financial capabilities of our management team that has decades of experience operating and leading companies in the environmental, infrastructure, water treatment and energy industries. As further demonstration of our environmental leadership, we adopted a Sustainability-Linked Bond Framework in March 2021, which publishes our goals with respect to our water recycling operations. In accordance with this framework, we issued the first sustainability-linked notes in the produced water infrastructure industry. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Debt Agreements—Sustainability-Linked Notes.”
Our business provides reliable and sustainable water solutions that address the operational and environmental demands of the energy industry and actively reduce emissions. Through our significant investment in permanent pipeline infrastructure to safely gather and transport produced water, we minimize the need for produced water trucking, a major contributor of greenhouse gas emission, traffic congestion and road safety concerns in the

Confidential Treatment Requested by Aris Water Solutions, Inc.
Pursuant to 17 C.F.R. § 200.83
Increase our recycled water throughput and reduce groundwater withdrawals to advance sustainability and improve our margins
We are committed to responsibly developing and operating our infrastructure and deploying technology to advance sustainability. We are a leader in helping operators in the Permian Basin transition away from using groundwater sources for completions and instead utilize a sustainable source of recycled water. Increasing the use of recycled water not only helps our customers achieve their sustainability goals but also allows us to collect multiple fees on the same barrel of water while improving our profit margins as we are able to avoid certain costs associated with standalone produced water handling. The ability to increase cost savings and improve margins provides us with a second leg of earnings growth beyond increasing our throughput volumes. Through our ambitious long-term targets, we will continue to facilitate greater recycled-produced water adoption across the industry. We have set internal goals that 85% and 98% of all water sold to our customers will be recycled produced water by 2025 and 2030, respectively.
Maximize shareholder value and capitalize on accretive expansion opportunities
We seek to maximize shareholder returns by prudently deploying capital to the most accretive growth opportunities, returning capital to shareholders where appropriate, and conservatively managing our balance sheet. Our business plan focuses on growing our free cash flows by supporting our customers’ regional production and sustainability goals through long-term fee-based contracts. We believe growing our free cash flows over time will allow us flexibility to enhance shareholder returns by returning capital to shareholders through dividends and share buybacks. Subject to our Board's discretion from time to time, we may pay a dividend and appropriately grow it over time as our free cash grows.
We have a disciplined capital allocation process and evaluate all growth capital expenditures on a project-level returns basis. We maintain close relationships and open communication with our customers, which allows us to accelerate or delay our capital plans in real-time, maximizing our efficiency and return on capital deployed.
Our management has successfully permitted, developed, constructed and operated the assets needed to service growing total barrels handled, sold or transferred in the Permian Basin, while maintaining a conservative capital structure, sufficient liquidity and ample financial flexibility to meet our objectives and those of our customers. We intend to continue to pursue accretive growth projects that meet our return thresholds and strategically improve the value of our assets. Our integrated network provides accretive, organic growth opportunities where we expect to expand and enhance the value of our existing infrastructure.
In addition, we plan to evaluate and strategically pursue acquisitions that create synergies, strengthen our relationships with existing and prospective customers and meet our financial return thresholds while maintaining significant balance sheet flexibility.
Organizational Structure
Aris Inc. was incorporated as a Delaware corporation in May 2021. Following this offering and the related transactions, we will be a holding company whose sole material asset will consist of membership interests in Solaris LLC. Solaris LLC owns all of the outstanding equity interest in the subsidiaries through which we operate our assets. After the consummation of the transactions contemplated by this prospectus, we will be the sole managing member of Solaris LLC and will be responsible for all operational, management and administrative decisions relating to Solaris LLC’s business and will consolidate financial results of Solaris LLC and its subsidiaries.
In connection with this offering, (a) all of the membership interests in Solaris LLC held by its existing owners, including those owned by ConocoPhillips, Trilantic, Yorktown and certain of our officers and directors and the other current members of Solaris LLC (collectively, the “Existing Owners”), will be converted into (i) a single class of units in Solaris LLC, which we refer to in this prospectus as “Solaris LLC Units,” representing in the aggregate [***] Solaris LLC Units and (ii) the right to receive the distributions of cash and shares of Class B common stock described in clause (c) and (d) below, (b) Aris Inc. will issue and contribute [***] shares of its Class B common stock and all of the net proceeds of this offering it receives to Solaris LLC in exchange for a number of Solaris LLC Units equal to the number of shares of Class A common stock issued in the offering by Aris Inc. (assuming no exercise of the underwriters’ option to purchase additional shares), (c) Solaris LLC will use a portion of the proceeds from this offering to distribute to the Existing Owners

Confidential Treatment Requested by Aris Water Solutions, Inc.
Pursuant to 17 C.F.R. § 200.83
an aggregate amount of cash equal to [***] times the initial public offering price per share of Class A common stock after underwriting discounts and commissions and (d) Solaris LLC will distribute to each of the Existing Owners one share of Class B common stock for each Solaris LLC Unit such Existing Owner holds. If we increase or decrease the number of shares of Class A common stock sold in this offering, (i) the number of Solaris LLC Units and shares of Class B common stock issued to our Existing Owners will correspondingly decrease or increase, respectively, and (ii) the amount of cash distributed to our Existing Owners on a pro rata basis will correspondingly increase or decrease, respectively. After giving effect to these transactions and the offering contemplated by this prospectus, Aris Inc. will own an approximate [***]% interest in Solaris LLC (or [***]% if the underwriters’ option to purchase additional shares is exercised in full) and the Existing Owners will own an approximate [***]% interest in Solaris LLC (or [***]% if the underwriters’ option to purchase additional shares is exercised in full). In addition, the Existing Owners will own approximately [***]% of our Class A common stock (or [***]% if the underwriters' option to purchase additional shares is exercised in full). Please see “Principal Stockholders.”
To the extent the underwriters’ option to purchase additional shares is exercised in full or in part, Aris Inc. will contribute the net proceeds therefrom to Solaris LLC in exchange for an additional number of Solaris LLC Units equal to the number of shares of Class A common stock issued pursuant to the underwriters’ option. Solaris LLC will use any such net proceeds to redeem from the Existing Owners on a pro rata basis a number of Solaris LLC Units (together with an equivalent number of shares of our Class B common stock) equal to the number of shares of Class A common stock issued pursuant to the underwriters’ option to purchase additional shares.
Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. We do not intend to list our Class B common stock on any exchange.
Following this offering, under the Fourth Amended and Restated Limited Liability Company Agreement of Solaris LLC (the “Solaris LLC Agreement”), each Existing Owner will, subject to certain limitations, have the right (the “Redemption Right”) to cause Solaris LLC to acquire all or a portion of its Solaris LLC Units for, at Solaris LLC’s election, (x) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Solaris Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (y) an equivalent amount of cash. Alternatively, upon the exercise of the Redemption Right, Aris Inc. (instead of Solaris LLC) will have the right (the “Call Right”) to acquire each tendered Solaris LLC Unit directly from the exchanging Existing Owner for, at Aris Inc.’s election, (x) one share of Class A common stock or (y) an equivalent amount of cash. In addition, upon a change of control of Aris Inc., Aris Inc. has the right to require each holder of Solaris LLC Units (other than Aris Inc.) to exercise its Redemption Right with respect to some or all of such unitholder’s Solaris LLC Units. In connection with any redemption of Solaris LLC Units pursuant to the Redemption Right or our Call Right, the corresponding number of shares of Class B common stock will be cancelled. See “Certain Relationships and Related Party Transactions—Solaris LLC Agreement.” The Existing Owners will have the right, under certain circumstances, to cause us to register the offer and resale of their shares of Class A common stock. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”
Aris Inc.’s acquisition or Solaris LLC's redemption, respectively, of Solaris LLC Units in connection with this offering or pursuant to an exercise of the Redemption Right or the Call Right are expected to result in adjustments to the tax basis of the tangible and intangible assets of Solaris LLC, and, as the case may be, some or all of such adjustments will be allocated to Aris Inc. The adjustments allocated to Aris Inc. would not have been available to Aris Inc. absent the acquisition of Solaris LLC Units and are expected to reduce the amount of cash tax that Aris Inc. would otherwise be required to pay in the future.
We will enter into a Tax Receivable Agreement (the “Tax Receivable Agreement”) with the Existing Owners and permitted transferees (each such person, a “TRA Holder,” and together, the “TRA Holders”) at the closing of this offering. The Tax Receivable Agreement will generally provide for the payment by Aris Inc. to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that Aris Inc. actually realizes (computed using simplifying assumptions to address the impact of state and local taxes) or is deemed to realize in certain circumstances in periods after this offering as a result of certain increases in tax basis that occur as a result of Aris Inc.’s acquisition or Solaris LLC's redemption, respectively,

Confidential Treatment Requested by Aris Water Solutions, Inc.
Pursuant to 17 C.F.R. § 200.83
of all or a portion of such TRA Holder’s Solaris LLC Units in connection with this offering or pursuant to the exercise of the Redemption Right or the Call Right. Aris Inc. will retain the remaining 15% of these cash savings. For additional information regarding the Tax Receivable Agreement, see “Risk Factors—Risks Related to this Offering and Our Class A Common Stock” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”
Because we are a holding company with no operations of our own, our ability to make payments under the Tax Receivable Agreement is dependent on the ability of Solaris LLC to make distributions to us in an amount sufficient to cover our obligations under the Tax Receivable Agreement. See “Risk Factors—Risks Related to this Offering and Our Class A Common Stock. Our sole material asset after completion of this offering will be our equity interest in Solaris LLC and we will be accordingly dependent upon distributions from Solaris LLC to pay taxes, make payments under the Tax Receivable Agreement and cover our corporate and other overhead expenses.” If we experience a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations and change of control events) or the Tax Receivable Agreement terminates early (at our election or as a result of our breach), we could be required to make a substantial, immediate lump-sum payment under the terms of the Tax Receivable Agreement. Please see the pro forma financial statements and the related notes thereto appearing elsewhere in this prospectus.
The following diagram reflects our simplified ownership structure immediately prior to this offering and the transactions related thereto:

Existing Owners(1)
100%
Solaris Midstream Holdings, LLC
(Solaris LLC)
100%
100%
Aris Water Solutions, Inc.
(Aris Inc.)
Operating Subsidiaries
(including Solaris Water)

(1)	Includes ConocoPhillips, Trilantic, Yorktown, certain of our officers and directors and the other current members of Solaris LLC.

Confidential Treatment Requested by Aris Water Solutions, Inc.
Pursuant to 17 C.F.R. § 200.83
The following diagram reflects our simplified ownership structure immediately following this offering and the transactions related thereto (assuming the underwriters’ option to purchase additional shares is not exercised):

(1)	Includes ConocoPhillips, Trilantic, Yorktown, certain of our officers and directors and the other current members of Solaris LLC. See “Corporate Reorganization.”
Implications of Being an Emerging Growth Company
As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an emerging growth company (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). For so long as we remain an EGC, we are permitted, and have elected, to rely on exemptions from specified disclosure requirements that are applicable to other public companies that are not EGCs. These exemptions include:
•
being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;
•
not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and
•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and obtaining stockholder approval of any golden parachute payments not previously approved.
We may take advantage of these provisions for up to five years following completion of this offering or such earlier time when we are no longer an EGC. We will cease to be an EGC if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our capital stock held by

Confidential Treatment Requested by Aris Water Solutions, Inc.
Pursuant to 17 C.F.R. § 200.83
•	The initial public offering price of our Class A common stock may not be indicative of the market price of our Class A common stock after this offering.
•
Certain of our directors have significant duties with, and spend significant time serving, entities that may compete with us in seeking acquisitions and business opportunities and, accordingly, may have conflicts of interest in allocating time or pursuing business opportunities.

•	Our governing organizational documents, as well as Delaware law, will contain provisions that could discourage acquisition bids or merger proposals.
•	Investors in this offering will experience immediate and substantial dilution of $[***] per share.
•	We cannot assure you that we will pay any dividends on our Class A common stock, and our indebtedness could limit our ability to pay dividends on our Class A common stock.
•	The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering.
•
Payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

•	We may issue preferred stock whose terms could adversely affect the voting power or value of our Class A common stock.
General Risks
•	A terrorist attack or political unrest in various energy producing regions could harm our business.
•	We are subject to cybersecurity risks and may not be able to keep pace with technological developments in our industry.
You should carefully read and consider the information set forth under the heading “Risk Factors” beginning on page 0 and the other information in this prospectus before investing in our Class A common stock.

Confidential Treatment Requested by Aris Water Solutions, Inc.
Pursuant to 17 C.F.R. § 200.83
The Offering
Issuer
Aris Water Solutions, Inc.
Class A common stock offered by us
[***] shares (or [***] shares if the underwriters exercise their option to purchase additional shares in full).
Class A common stock outstanding immediately after this offering
[***] shares (or [***] shares if the underwriters exercise their option to purchase additional shares in full).
Class B common stock outstanding immediately after this offering
[***] shares (or [***] shares if the underwriters exercise their option to purchase additional shares in full), or one share for each Solaris LLC Unit held by the Existing Owners immediately following this offering. Class B shares are non-economic. When a Solaris LLC Unit is redeemed for a share of Class A common stock, a corresponding share of Class B common stock will be cancelled.
Voting power of Class A common stock after giving effect to this offering
[***]% (or (i) [***]% if the underwriters’ option to purchase additional shares is exercised in full and (ii) 100% if all outstanding Solaris LLC Units held by the Existing Owners are redeemed (along with a corresponding number of shares of our Class B common stock) for newly issued shares of Class A common stock on a one-for-one basis).
Voting power of Class B common stock after giving effect to this offering
[***]% (or (i) [***]% if the underwriters’ option to purchase additional shares is exercised in full and (ii) 0% if all outstanding Solaris LLC Units held by the Existing Owners are redeemed (along with a corresponding number of shares of our Class B common stock) for newly issued shares of Class A common stock on a one-for-one basis).
Voting rights
Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. Each share of our Class B common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. See “Description of Capital Stock.”
Use of proceeds
We estimate that our net proceeds from this offering, based on an assumed initial public offering price of $[***] per share of Class A common stock (the midpoint of the price range set forth on the cover of this

Confidential Treatment Requested by Aris Water Solutions, Inc.
Pursuant to 17 C.F.R. § 200.83
prospectus), after deducting underwriting discounts and estimated expenses of this offering and the Reorganization payable by us, will be approximately $[***] million.
We intend to contribute all of the net proceeds of this offering received by us to Solaris LLC in exchange for Solaris LLC Units.
We intend to cause Solaris LLC to distribute approximately $[***] million of the net proceeds to Existing Owners as part of the corporate reorganization being undertaken in connection with this offering. As of the date of this prospectus, we have no specific plan for the remaining net proceeds received by us. However, we intend to cause Solaris LLC to use the remaining net proceeds for general corporate purposes, which may include capital expenditures, working capital and potential acquisitions and strategic transactions. Please see “Use of Proceeds.”
Dividend policy
Depending on factors deemed relevant by our Board, following completion of this offering, our Board may elect to declare cash dividends on our Class A common stock, subject to our compliance with applicable law, and depending on, among other things, our financial condition, results of operations, projections, liquidity, earnings, legal requirements, and restrictions in our debt (as further discussed herein). The payment of any future dividends will be at the discretion of our Board, which will be constituted upon completion of this offering and comprise a majority of independent directors. Our Board has not declared any dividends, and we do not expect to adopt a written dividend policy. Our Board may determine not to declare any cash dividends. Our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their jurisdiction of organization, agreements of our subsidiaries or covenants under any indebtedness we or our subsidiaries incur. Our Restated Credit Agreement (as defined herein) generally permits Solaris LLC to pay distributions to us if (i) such distributions are funded using only Available Cash (as defined in the Restated Credit Agreement), (ii) Solaris LLC's leverage ratio (calculated pursuant to the terms of the Restated Credit Agreement) is less than or equal to 3.75 to 1.00 on a pro forma basis and (iii) Solaris LLC has liquidity in excess of 15% of the existing commitments under the Restated Credit Agreement. If no loans are outstanding under our Restated Credit Agreement before or after such distribution, the leverage ratio specified in clause (ii) is increased to 4.00 to 1.00 and clause (iii) does not apply. The indenture that governs our notes generally permits Solaris LLC to pay distributions to us if Solaris LLC's Consolidated Leverage Ratio (as defined in such indenture) is less than or equal to 3.50 to 1.00 on a pro

Confidential Treatment Requested by Aris Water Solutions, Inc.
Pursuant to 17 C.F.R. § 200.83
on page 28, together with all of the other information set forth in this prospectus, before deciding whether to invest in our Class A common stock.
Directed Share Program
At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares of our Class A common stock offered by this prospectus (excluding the shares of Class A common stock that may be issued upon the underwriters' exercise of their option to purchase additional shares) to individuals, including our officers, directors and employees, as well as friends and family members of our officers and directors. The sales of shares of our Class A common stock will be made by Raymond James & Associates, Inc. The number of shares of our Class A common stock available for sale to the general public, referred to as the general public shares, will be reduced to the extent that these persons purchase all or a portion of the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. Likewise, to the extent demand by these persons exceeds the number of shares reserved for sale in the program, and there are remaining shares available for sale to these persons after the general public shares have first been offered for sale to the general public, then such remaining shares may be sold to these persons at the discretion of the underwriters. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the directed shares. For more information regarding the directed share program, please read “Underwriting—Directed Share Program.”
Listing and trading symbol
We intend to apply to list our Class A common stock on the New York Stock Exchange (the “NYSE”) under the symbol “ARIS.”
Unless otherwise noted, Class A common stock outstanding after the offering and other information based thereon in this prospectus does not reflect any of the following:
•	[***] shares of Class A common stock issuable upon exercise of the underwriters’ option to purchase additional shares;
•	[***] shares of Class A common stock issuable under our 2021 Equity Incentive Plan (the “2021 Plan”), including:
•
[***] shares of Class A common stock underlying restricted stock units or other awards to be granted to certain employees and non-employee directors pursuant to the 2021 Plan immediately after the closing of this offering; and

•	[***] additional shares of Class A common stock to be reserved for future issuance of awards under the 2021 Plan; and
•
[***] shares of Class A common stock reserved for issuance upon exchange of the Solaris LLC Units (together with a corresponding number of shares of Class B common stock) that will be outstanding immediately after this offering.

Throughout this prospectus, we present performance metrics and financial information regarding the business of Solaris LLC. This information is generally presented on an enterprise-wide basis. The public

Confidential Treatment Requested by Aris Water Solutions, Inc.
Pursuant to 17 C.F.R. § 200.83
(Dollars in thousands, except per share and per barrel data)	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019
	(unaudited)
Pro Forma Statement of Operations Data(1)
Pro forma net income(2)	$[***]		$[***]
Pro forma non-controlling interest(3)	[***]		[***]
Pro forma net income (loss) attributable to common stockholders(2)	[***]		[***]
Pro forma net income (loss) per share attributable to common stockholders(4)
Basic and diluted	$[***]		$[***]
Pro forma weighted average shares outstanding
Basic and diluted	[***]		[***]
Balance Sheet Data (at end of period):
Cash and cash equivalents	$31,123	$14,986	$24,932	$7,083
Accounts receivable, net	25,928	22,893	21,561	33,523
Accounts receivable from affiliates	18,346	12,086	11,538	15,837
Total current assets	80,824	52,950	66,068	60,763
Total property, plant and equipment, net	649,980	596,074	618,188	481,790
Total assets	1,088,762	1,033,165	1,057,805	838,234
Total current liabilities	49,366	53,679	45,789	69,166
Long-term debt, net	391,115	280,000	297,000	220,000
Total liabilities	447,445	339,418	349,512	292,726
Total mezzanine equity	—	72,391	74,378	—
Total members’ equity	641,317	621,356	633,915	545,508
Consolidated Statements of Cash Flows Data:
Operating activities	$30,690	$40,911	$67,771	$4,149
Investing activities	(42,353)	(92,581)	(139,589)	(228,368)
Financing activities	17,854	59,572	89,667	223,959
Non-GAAP Measures:
Adjusted EBITDA(5)	$54,029	$35,919	$73,896	$47,199
Adjusted Operating Margin(5)	$63,820	$43,780	$91,020	$62,431
Adjusted Operating Margin per Barrel(5)	$0.41	$0.36	$0.36	$0.35
Operating Data (kbwpd):
Produced Water Handling Volumes	684	562	570	343
Recycled Produced Water Volumes Sold	88	29	44	20
Groundwater Water Volumes Sold	51	65	61	77
Total Water Solutions Volumes Sold	139	94	105	97
Groundwater Water Volumes Transferred	43	11	11	49
Total Water Solutions Volumes Sold or Transferred	182	105	116	146
Total Volumes	866	667	686	489
(1)	For additional information regarding our pro forma information, please see the pro forma financial statements and the related notes thereto appearing elsewhere in this prospectus.
(2)
Pro forma net income reflects a pro forma income tax expense of $[***] million and $[***] million, respectively, for the six months ended June 30, 2021 and the year ended December 31, 2020, of which $[***] million and $[***] million, respectively, is associated with the income tax effects of the corporate reorganization described under “Corporate Reorganization” and this offering. Aris Inc. is a corporation and is subject to U.S. federal and State of Texas income tax. Our predecessor, Solaris LLC, was not subject to U.S. federal income tax at an entity level. As a result, the consolidated net loss in our historical financial statements does not reflect the tax expense we would have incurred if we were subject to U.S. federal income tax at an entity level during such periods.

(3)	Reflects the pro forma adjustment to non-controlling interest and net income (loss) attributable to common stockholders to reflect the ownership of Solaris LLC Units by each of the Existing Owners.
(4)
Pro forma net income (loss) per share attributable to common stockholders and weighted average shares outstanding reflect the estimated number of shares of Class A common stock we expect to have outstanding upon the completion of our corporate reorganization described under “Corporate Reorganization.” Pro forma weighted average shares outstanding used to compute pro forma earnings per share for the six months ended June 30, 2021 and the year ended December 31, 2020 does not take into account any time-based restricted stock unit awards that may be granted in connection with this offering since the terms of any such awards have not been determined.

Confidential Treatment Requested by Aris Water Solutions, Inc.
Pursuant to 17 C.F.R. § 200.83
following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition.
Our principal stockholders will collectively hold a substantial majority of the voting power of our common stock.
Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or our amended and restated certificate of incorporation. Upon completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares), the Existing Owners will own approximately [***]% of our Class A common stock, 100.0% of our Class B common stock and a [***]% interest in Solaris LLC (representing [***]% of our combined economic interest and voting power) of which, (i) ConocoPhillips will own approximately [***]% of our Class B common stock and an approximate [***]% interest in Solaris LLC (representing approximately [***]% of our combined economic interest and voting power), (ii) Trilantic will own approximately [***]% of our Class A common stock, [***]% of our Class B common stock and an approximate [***]% interest in Solaris LLC (representing approximately [***]% of our combined economic interest and voting power) and (iii) Yorktown will own approximately [***]% of our Class B common stock and an approximate [***]% interest in Solaris LLC (representing approximately [***]% of our combined economic interest and voting power).
Although the Existing Owners are entitled to act separately in their own respective interests with respect to their ownership in us, if the Existing Owners choose to act in concert, they will together have the ability to elect all of the members of our Board, and thereby to control our management and affairs. In addition, they will be able to determine the outcome of all matters requiring stockholder approval, including mergers and other material transactions, and will be able to cause or prevent a change in the composition of our Board or a change in control of our company that could deprive our stockholders of an opportunity to receive a premium for their Class A common stock as part of a sale of our company. The existence of significant stockholders may also have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in the best interests of our company.
So long as the Existing Owners continue to control a significant amount of our common stock, each will continue to be able to strongly influence all matters requiring stockholder approval, regardless of whether or not other stockholders believe that a potential transaction is in their own best interests. In any of these matters, the interests of the Existing Owners may differ or conflict with the interests of our other stockholders. In addition, certain of our Existing Owners and their respective affiliates may, from time to time, acquire interests in businesses that directly or indirectly compete with our business, as well as businesses that are significant existing or potential customers. Such Existing Owners and their respective affiliates may acquire or seek to acquire assets that we seek to acquire and, as a result, those acquisition opportunities may not be available to us or may be more expensive for us to pursue. Moreover, this concentration of stock ownership may also adversely affect the trading price of our Class A common stock to the extent investors perceive a disadvantage in owning stock of a company with controlling stockholders.
Certain of our directors have significant duties with, and spend significant time serving, entities that may compete with us in seeking acquisitions and business opportunities and, accordingly, may have conflicts of interest in allocating time or pursuing business opportunities.
Certain of our directors hold positions of responsibility with other entities (including affiliated entities) that are in the oil and natural gas industry. These directors may become aware of business opportunities that may be appropriate for presentation to us as well as to the other entities with which they are or may become affiliated. Due to these existing and potential future affiliations, they may present potential business opportunities to other entities prior to presenting them to us, which could cause additional conflicts of interest. They may also decide that certain opportunities are more appropriate for other entities with which they are affiliated, and as a result, they may elect not to present those opportunities to us. These conflicts may not be resolved in our favor. For additional discussion of our directors’ business affiliations and the potential conflicts of interest of which our stockholders should be aware, see “Certain Relationships and Related Party Transactions.”

Confidential Treatment Requested by Aris Water Solutions, Inc.
Pursuant to 17 C.F.R. § 200.83
The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our Class A common stock.
We, all of our directors and executive officers and certain of the Existing Owners have entered or will enter into lock-up agreements pursuant to which we and they will be subject to certain restrictions with respect to the sale or other disposition of our Class A common stock for a period of 180 days following the date of this prospectus. The underwriters, at any time and without notice, may release all or any portion of the Class A common stock subject to the foregoing lock-up agreements. See “Underwriting” for more information on these agreements. If the restrictions under the lock-up agreements are waived, then the Class A common stock, subject to compliance with the Securities Act or exceptions therefrom, will be available for sale into the public markets, which could cause the market price of our Class A common stock to decline and impair our ability to raise capital.
A portion of the proceeds from this offering will be used to make a distribution to the Existing Owners and will not be available to fund our operations.
As described in “Use of Proceeds,” Solaris LLC intends to use approximately $[***] million of the proceeds from this offering to make a distribution to the Existing Owners. Consequently, such portion of the proceeds from this offering will not be available to fund our operations, capital expenditures or acquisition opportunities. See “Use of Proceeds.”
Aris Inc. will be required to make payments under the Tax Receivable Agreement for certain tax benefits that it may claim, and the amounts of such payments could be significant.
In connection with the closing of this offering, Aris Inc. will enter into a Tax Receivable Agreement with the TRA Holders. This agreement will generally provide for the payment by Aris Inc. to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that Aris Inc. actually realizes (computed using simplifying assumptions to address the impact of state and local taxes) or is deemed to realize in certain circumstances in periods after this offering as a result of certain increases in tax basis and deemed interest deductions arising from these payments. Aris Inc. will retain the remaining 15% of these cash savings.
The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or expired, unless we exercise our right to terminate the Tax Receivable Agreement (or the Tax Receivable Agreement is terminated due to other circumstances, including our breach of a material obligation thereunder or certain mergers, asset sales, other forms of business combination or other changes of control), and we make the termination payment specified in the Tax Receivable Agreement.
The payment obligations under the Tax Receivable Agreement are Aris Inc.’s obligations and not obligations of Solaris LLC, and we expect that the payments we will be required to make under the Tax Receivable Agreement will be substantial. Estimating the amount and timing of payments that may become due under the Tax Receivable Agreement is by its nature imprecise. For purposes of the Tax Receivable Agreement, cash savings in tax generally are calculated by comparing our actual tax liability (determined by using the actual applicable U.S. federal income tax rate and an assumed combined state and local income and franchise tax rate) to the amount we would have been required to pay had we not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. The actual increase in tax basis that may result in cash tax savings to Aris, Inc. under the Tax Receivable Agreement, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of any acquisition or redemption of Solaris LLC Units, the price of our Class A common stock at the time of each acquisition or redemption, the extent to which such acquisition or redemption is a taxable transaction, the amount and timing of the taxable income we generate in the future, the U.S. federal income tax rates then applicable, and the portion of our payments under the Tax Receivable Agreement give rise to depreciable or amortizable tax basis.
The payments under the Tax Receivable Agreement will not be conditioned upon a holder of rights under the Tax Receivable Agreement having a continued ownership interest in us. For additional information regarding the Tax Receivable Agreement, see “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Confidential Treatment Requested by Aris Water Solutions, Inc.
Pursuant to 17 C.F.R. § 200.83
USE OF PROCEEDS
We estimate that our net proceeds from this offering, based on an assumed initial public offering price of $[***] per share of Class A common stock (the midpoint of the price range set forth on the cover of this prospectus), after deducting underwriting discounts and commissions and estimated expenses of this offering and the Reorganization payable by us, will be approximately $[***] million.
Each $1.00 increase or decrease in the assumed initial public offering price of $[***] per share of Class A common stock (the midpoint of the price range set forth on the cover of this prospectus) would increase or decrease the net proceeds to us from this offering by approximately $[***] million, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated expenses of this offering and the Reorganization payable by us. Similarly, each increase or decrease of one million in the number of shares of Class A common stock offered by us would increase or decrease the net proceeds to us from this offering by approximately $[***] million, assuming no change in the assumed initial public offering price of $[***] per share and after deducting underwriting discounts and commissions and estimated expenses of this offering and the Reorganization payable by us.
The principal purposes of this offering are to increase our financial flexibility, create a public market for our Class A common stock, and facilitate our future access to the capital markets.
We intend to use approximately $[***] million of the net proceeds from this offering to acquire newly issued Solaris LLC Units from Solaris LLC, at a per-unit price equal to the per-share price paid by the underwriters for shares of our Class A common stock in this offering. Accordingly, we will not retain any of this portion of the proceeds.
Additionally, we intend to cause Solaris LLC to (i) distribute approximately $[***] million of the net proceeds to Existing Owners as part of the corporate reorganization being undertaken in connection with this offering and (ii) to use approximately $[***] million of the net proceeds to pay the expenses incurred by us in connection with this offering and the Reorganization. As of the date of this prospectus, we have no specific plan for the remaining net proceeds received by us. However, we intend to cause Solaris LLC to use the remaining net proceeds for general corporate purposes, which may include capital expenditures, working capital and potential acquisitions and strategic transactions.
To the extent the underwriters’ option to purchase additional shares is exercised in full or in part, Aris Inc. will contribute the net proceeds therefrom to Solaris LLC in exchange for an additional number of Solaris LLC Units equal to the number of shares of Class A common stock issued pursuant to the underwriters’ option. Solaris LLC will use any such net proceeds to redeem from the Existing Owners on a pro rata basis a number of Solaris LLC Units (together with an equivalent number of shares of our Class B common stock) equal to the number of shares of Class A common stock issued pursuant to the underwriters’ option to purchase additional shares.
The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business.

Confidential Treatment Requested by Aris Water Solutions, Inc.
Pursuant to 17 C.F.R. § 200.83
CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2021:
•	on an actual basis; and
•
on an as adjusted basis after giving effect to (i) the transactions described under “Corporate Reorganization,” (ii) the sale of shares of our Class A common stock in this offering at the assumed initial offering price of $[***] per share (the midpoint of the range set forth on the cover of this prospectus) and (iii) the application of the net proceeds from this offering as set forth under “Use of Proceeds”

The table below should be read in conjunction with, and is qualified in its entirety by reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock,” our consolidated financial statements and related notes and our unaudited pro forma financial statements and related notes appearing elsewhere in this prospectus.
	As of June 30, 2021
(Dollars in thousands, except par values)	Actual	As Adjusted
Cash and cash equivalents	$31,123	$[***]
Long-term debt:
Credit Facility	$—	$—
7.625% Senior Sustainability-Linked Notes	400,000	$[***]
Unamortized deferred financing costs	(8,885)	[***]
Total long-term debt	$391,115	$[***]
Members’/Stockholders’ equity:
Members’ equity	$641,317	$[***]
Class A common stock, $0.01 par value; no shares authorized, issued or outstanding (Actual); [***] shares authorized, [***] shares issued and outstanding (As Adjusted)	—	[***]
Class B common stock, $0.01 par value; no shares authorized, issued or outstanding (Actual); [***] shares authorized, [***] shares issued and outstanding (As Adjusted)	—	[***]
Additional paid-in capital	—	[***]
Total members’/stockholders’ equity	$641,317	$[***]
Non-controlling interest	—	[***]
Total capitalization	$1,032,432	$[***]
The information presented above assumes no exercise of the underwriters’ option to purchase additional shares. The table does not reflect shares of Class A common stock reserved for issuance under our long-term incentive plan, which we plan to adopt in connection with this offering, including [***] restricted shares of our Class A common stock expected to be issued in connection with this offering.

Confidential Treatment Requested by Aris Water Solutions, Inc.
Pursuant to 17 C.F.R. § 200.83
DILUTION
Purchasers of the Class A common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the Class A common stock for accounting purposes. Our net tangible book value as of June 30, 2021 was approximately $[***] million, or $[***] per share of Class A common stock. Net tangible book value per share is determined by dividing our tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of Class A common stock that will be outstanding immediately prior to the closing of this offering (assuming that 100% of our Class B common stock has been exchanged for Class A common stock on a one-for-one basis). After giving effect to the transactions described under “Corporate Reorganization” and the sale of the shares in this offering and further assuming the receipt of the estimated net proceeds (after deducting underwriting discounts and commissions and estimated offering expenses), our adjusted pro forma net tangible book value as of June 30, 2021 would have been approximately $[***] million, or $[***] per share. This represents an immediate decrease in the net tangible book value of $[***] per share to our Existing Owners and an immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors purchasing shares in this offering of $[***] per share. The following table illustrates the per share dilution to new investors purchasing shares in this offering (assuming that 100% of our Class B common stock has been redeemed for Class A common stock):
Initial public offering price per share		$[***]
Pro forma net tangible book value per share as of June 30, 2021 (after giving effect to our corporate reorganization)	$[***]
Increase per share attributable to new investors in this offering	[***]
As adjusted pro forma net tangible book value per share after giving further effect to this offering		[***]
Dilution in pro forma net tangible book value per share to new investors in this offering(1)		$[***]
(1)
If the initial public offering price were to increase or decrease by $1.00 per share, then dilution in pro forma net tangible book value per share to new investors in this offering would equal $[***] or $[***], respectively.

The following table summarizes, on an adjusted pro forma basis as of June 30, 2021, the total number of shares of Class A common stock owned by our Existing Owners (assuming that 100% of our Class B common stock has been redeemed for Class A common stock) and to be owned by new investors, the total consideration paid, and the average price per share paid by our Existing Owners and to be paid by new investors in this offering at $[***], calculated before deduction of underwriting discounts and commissions.
	Shares Acquired(1)		Total Consideration(2)		Average Price Per Share
	Number	Percent	Amount	Percent
Existing Owners	[***]	[***]%	[***]	[***]%	$[***]
New investors in this offering	[***]	[***]%	[***]	[***]%	$[***]
Total	[***]	100%	[***]	100.0%	$[***]
(1)
If the underwriters exercise their option to purchase additional shares in full, our Existing Owners would own approximately [***]% and our new investors in this offering would own approximately [***]% of the total number of shares of our Class A common stock outstanding after this offering.

(2)	If the underwriters exercise their option to purchase additional shares in full, the total consideration paid by our new investors would be approximately $[***] (or [***]%).
The data in the table excludes [***] shares of Class A common stock initially reserved for issuance under our long-term incentive plan, including the [***] restricted shares of our Class A common stock expected to be issued to certain officers, directors, employees and consultants in connection with this offering.

Confidential Treatment Requested by Aris Water Solutions, Inc.
Pursuant to 17 C.F.R. § 200.83
CORPORATE REORGANIZATION
We were incorporated as a Delaware corporation in May 2021. Following this offering and the related transactions, we will be a holding company whose sole material asset will consist of membership interests in Solaris LLC. Solaris LLC owns all of the outstanding equity interest in the subsidiaries through which we operate our assets. After the consummation of the transactions contemplated by this prospectus (the “Reorganization”), we will be the sole managing member of Solaris LLC and will be responsible for all operational, management and administrative decisions relating to Solaris LLC’s business and will consolidate financial results of Solaris LLC and its subsidiaries. The Solaris LLC Agreement will be amended and restated to, among other things, admit Aris Inc. as the sole managing member of Solaris LLC.
In connection with this offering, (a) all of the membership interests in Solaris LLC held by the Existing Owners, will be converted into (i) a single class of units in Solaris LLC representing in the aggregate     Solaris LLC Units and (ii) the right to receive the distributions of shares of Class B common stock described in clause (c) below, (b) Aris Inc. will issue and contribute [***] shares of its Class B common stock and all of the net proceeds of this offering to Solaris LLC in exchange for a number of Solaris LLC Units equal to the number of shares of Class A common stock issued in the offering (assuming no exercise of the underwriters’ option to purchase additional shares), (c) Solaris LLC will use a portion of the proceeds from this offering to distribute to the Existing Owners an aggregate amount of cash equal to [***] times the initial public offering price per share of Class A common stock after underwriting discounts and commissions and (d) Solaris LLC will distribute to each of the Existing Owners one share of Class B common stock for each Solaris LLC Unit such Existing Owner holds. In the event that we increase or decrease the number of shares of Class A common stock sold in this offering, (i) the number of Solaris LLC Units and shares of Class B common stock issued to our Existing Owners will correspondingly decrease or increase, respectively, and (ii) the amount of cash distributed to our Existing Owners will correspondingly increase or decrease, respectively.
To the extent the underwriters’ option to purchase additional shares is exercised in full or in part, Aris Inc. will contribute the net proceeds therefrom to Solaris LLC in exchange for an additional number of Solaris LLC Units equal to the number of shares of Class A common stock issued pursuant to the underwriters’ option. Solaris LLC will use any such net proceeds to redeem from the Existing Owners on a pro rata basis a number of Solaris LLC Units (together with an equivalent number of shares of our Class B common stock) equal to the number of shares of Class A common stock issued pursuant to the underwriters’ option to purchase additional shares.
After giving effect to these transactions and the offering contemplated by this prospectus and assuming the underwriters’ option to purchase additional shares is not exercised:
•
the Existing Owners will own approximately [***]% of the Class A common stock and all of the Class B common stock, representing [***]% of our capital stock of which, (i) ConocoPhillips will own approximately [***]% of our Class B common stock and an approximate [***]% interest in Solaris LLC (representing approximately [***]% of our combined economic interest and voting power), (ii) Trilantic will own approximately [***]% of our Class A common stock, [***]% of our Class B common stock and an approximate [***]% interest in Solaris LLC (representing approximately [***]% of our combined economic interest and voting power) and (iii) Yorktown will own approximately [***]% of our Class B common stock and an approximate [***]% interest in Solaris LLC (representing approximately [***]% of our combined economic interest and voting power);

•	Aris Inc. will own an approximate [***]% interest in Solaris LLC; and
•	the Existing Owners will own an approximate [***]% interest in Solaris LLC.
If the underwriters’ option to purchase additional shares is exercised in full:
•
the Existing Owners will own approximately [***]% of the Class A common stock and all of the Class B common stock, representing [***]% of our capital stock (of which, (i) ConocoPhillips will own approximately [***]% of our Class B common stock and an approximate [***]% interest in Solaris LLC (representing approximately [***]% of our combined economic interest and voting power), (ii) Trilantic will own approximately [***]% of our Class A common stock, [***]% of our Class B common stock and

Confidential Treatment Requested by Aris Water Solutions, Inc.
Pursuant to 17 C.F.R. § 200.83
an approximate [***]% interest in Solaris LLC (representing approximately [***]% of our combined economic interest and voting power) and (iii) Yorktown will own approximately [***]% of our Class B common stock and an approximate [***]% interest in Solaris LLC (representing approximately [***]% of our combined economic interest and voting power);
•	Aris Inc. will own an approximate [***]% interest in Solaris LLC; and
•	the Existing Owners will own an approximate [***]% interest in Solaris LLC.
Please see “Principal Stockholders.”
Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. We do not intend to list our Class B common stock on any exchange.
Following this offering, under the Solaris LLC Agreement, each Existing Owner will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause Solaris LLC to acquire all or a portion of its Solaris LLC Units for, at Solaris LLC’s election, (x) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Solaris LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (y) an equivalent amount of cash. Alternatively, upon the exercise of the Redemption Right, Aris Inc. (instead of Solaris LLC) will have the right, pursuant to the Call Right, to acquire each tendered Solaris LLC Unit directly from the exchanging Existing Owner for, at Aris Inc.’s election, (x) one share of Class A common stock or (y) an equivalent amount of cash. In addition, upon a change of control of Aris Inc., Aris Inc. has the right to require each holder of Solaris LLC Units (other than Aris Inc.) to exercise its Redemption Right with respect to some or all of such unitholder’s Solaris LLC Units. In connection with any redemption of Solaris LLC Units pursuant to the Redemption Right or our Call Right, the corresponding number of shares of Class B common stock will be cancelled. See “Certain Relationships and Related Party Transactions—Solaris LLC Agreement.”
The Existing Owners will have the right, under certain circumstances, to cause us to register the offer and resale of their shares of Class A common stock. See “Certain Relationships and Related Party Transactions— Registration Rights Agreement.”
Aris Inc.’s acquisition or Solaris LLC’s redemption, respectively, of Solaris LLC Units in connection with this offering or pursuant to an exercise of the Redemption Right or the Call Right are expected to result in adjustments to the tax basis of the tangible and intangible assets of Solaris LLC and such adjustments will be allocated to Aris Inc. These adjustments would not have been available to Aris Inc. absent its acquisition of Solaris LLC Units and are expected to reduce the amount of cash tax that Aris Inc. would otherwise be required to pay in the future.
Aris Inc. will enter into a Tax Receivable Agreement with the TRA Holders at the closing of this offering. This agreement will generally provide for the payment by Aris Inc. to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that Aris Inc. actually realizes from certain increases in tax basis, and from deemed interest deductions arising from these payments, that occur as a result of Aris Inc.’s acquisition or Solaris LLC’s redemption, respectively, of all or a portion of such TRA Holder’s Solaris LLC Units in connection with this offering or pursuant to the exercise of the Redemption Right or the Call Right.
Aris Inc. will retain the benefit of the remaining 15% of these cash savings. For additional information regarding the Tax Receivable Agreement, see “Risk Factors—Risks Related to this Offering and Our Class A Common Stock,” “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” and the pro forma financial statements and the related notes thereto appearing elsewhere in this prospectus.

Confidential Treatment Requested by Aris Water Solutions, Inc.
Pursuant to 17 C.F.R. § 200.83
PRINCIPAL STOCKHOLDERS
The following table sets forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock that, upon the consummation of this offering and transactions related thereto, will be owned by:
•	each person known to us to beneficially own more than 5% of the outstanding shares of our Class A common stock or our Class B common stock;
•	each of our named executive officers, directors and director nominees; and
•	all of our executive officers and directors as a group.
This beneficial ownership information is presented after giving effect to the Reorganization and both before and after the issuance of Class A common stock in this offering (with and without the underwriters exercising their option to purchase additional Class A common stock in full). The number of shares of Class A common stock listed in the table below represents shares of Class A common stock directly owned, and assumes no exchange of Solaris LLC Units for Class A common stock. In connection with this offering, we will issue to each Class B stockholder one share of Class B common stock for each Solaris LLC Units it beneficially owns. As a result, the number of shares of Class B common stock listed in the table below correlates to the number of Solaris LLC Units each Class B stockholder will beneficially own immediately after this offering. See “Corporate Reorganization.” The table does not reflect any shares of our Class A common stock that may be purchased through the directed share program, as described under “Underwriting—Directed Share Program” or issued under the 2021 Plan as described under “Executive Compensation—2021 Equity Incentive Plan.”
Unless otherwise indicated below, the address of each beneficial owner listed below is c/o Aris Water Solutions, Inc., 9811 Katy Freeway, Suite 700, Houston, Texas 77024.
	Shares Beneficially Owned After the Offering if Underwriters’ Option is Not Exercised(1)			Shares Beneficially Owned After the Offering if Underwriters’ Option is Exercised in Full(1)
Name or Beneficial Owner	Class A Common Stock Owned Number	Class B Common Stock Owned Number	Total Voting Power(2) %	Class A Common Stock Owned Number	Class B Common Stock Owned Number	Total Voting Power(2) %
5% Stockholders:
COG Operating LLC(3)	—	[***]	[***]%	—	[***]	[***]%
Entities associated with Trilantic Capital Management L.P.(4)	[***]	[***]	[***]%	[***]	[***]	[***]%
Yorktown Energy Partners XI, L.P.(5)	—	[***]	[***]%	—	[***]	[***]%
Entities associated with HBC Investments(6)	—	[***]	[***]%	—	[***]	[***]%
Solaris Midstream Investment, LLC(7)	—	[***]	[***]%	—	[***]	[***]%
Named Executive Officers, Directors and Director Nominees:
William A. Zartler(8)	—	[***]	[***]%	—	[***]	[***]%
Amanda M. Brock(8)	—	[***]	[***]%	—	[***]	[***]%
Brenda R. Schroer	—	—	—	—	—	—
Joseph Colonnetta	—	—	—	—	—	—
Debra G. Coy	—	—	—	—	—	—
W. Howard Keenan, Jr.	—	—	—	—	—	—
Christopher Manning	—	—	—	—	—	—
Andrew O’Brien	—	—	—	—	—	—
Donald C. Templin	—	—	—	—	—	—
M. Max Yzaguirre	—	—	—	—	—	—
All executive officers, directors and director nominees as a group (10 persons)(9)	—	[***]	[***]%	—	[***]	[***]%
(1)
Subject to the terms of the Solaris LLC Agreement, each Existing Owner will, subject to certain limitations, have the right to cause Solaris LLC to acquire all or a portion of its Solaris LLC Units for shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Solaris LLC Unit redeemed. In connection with such acquisition, the corresponding number of shares of Class B common stock will be cancelled. See “Certain Relationships and Related Person Transactions—Solaris LLC Agreement.” Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of a security as to which that person, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares voting power and/or

Confidential Treatment Requested by Aris Water Solutions, Inc.
Pursuant to 17 C.F.R. § 200.83
investment power of such security and as to which that person has the right to acquire beneficial ownership of such security within 60 days. The Company has the option to deliver cash in lieu of shares of Class A common stock upon exercise by a Solaris Unit Holder of its redemption right. As a result, beneficial ownership of Class B common stock and Solaris LLC Units is not reflected as beneficial ownership of shares of our Class A common stock for which such units and stock may be redeemed.
(2)
Represents percentage of voting power of our Class A common stock and Class B common stock voting together as a single class. The Existing Owners will hold one share of Class B common stock for each Solaris LLC Unit that they own. Each share of Class B common stock has no economic rights, but entitles the holder thereof to one vote for each Solaris Unit held by such holder. Accordingly, the Existing Owners collectively have a number of votes in Aris Inc. equal to the number of Solaris LLC Units that they hold. See “Corporation Reorganization,” “Description of Capital Stock—Class A Common Stock” and “—Class B Common Stock.”

(3)	COG Operating LLC is a wholly owned subsidiary of ConocoPhillips. The address for COG Operating LLC is One Concho Center, 600 W. Illinois Avenue, Midland, Texas 79701.
(4)
Represents shares beneficially owned by Trilantic Capital Partners Associates MGP V LLC (“TCP MGP V”). TCP MGP V is the sole general partner of Trilantic Capital Partners Associates V L.P. (“TCPAV”) and Trilantic Energy Partners Associates L.P. (“TEPA”). TCPAV is the sole general partner of Trilantic Capital Partners V (North America) L.P. (“Trilantic Fund V”), and TEPA is the sole general partner of Trilantic Energy Partners (North America) L.P. (“Trilantic Energy Partners”). Trilantic Capital Management L.P. (“TCM”) is the investment adviser of Trilantic Fund V and Trilantic Energy Partners. TCM, TCPAV, TEPA, as well as Charles Ayres, E. Daniel James and Christopher R. Manning (collectively, the “Trilantic Partners”) in their capacity as partners, members of the Board of Managers of TCP MGP V and Board of Directors of TCM, and majority owners of TCM, may be deemed to share voting and dispositive power of the voting interests in the shares beneficially owned by TCP MGP V. TCM, TCPAV, TEPA and the Trilantic Partners disclaim beneficial ownership of all shares beneficially owned by TCP MGP V. The address of each of the foregoing entities and individuals is c/o Trilantic Capital Management L.P., 399 Park Avenue, 39th Floor, New York, NY 10022.

(5)
Yorktown XI Company LP is the sole general partner of Yorktown Energy Partners XI, L.P. Yorktown XI Associates LLC is the sole general partner of Yorktown XI Company LP. As a result, Yorktown XI Associates LLC may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the securities owned by Yorktown Energy Partners XI, L.P. Yorktown XI Company LP and Yorktown XI Associates LLC disclaim beneficial ownership of the securities held by Yorktown Energy Partners XI, L.P. in excess of their pecuniary interest therein. W. Howard Keenan, Jr. is a a manager of Yorktown XI Associates LLC. Mr. Keenan disclaims beneficial ownership of the securities held by Yorktown Energy Partners XI, L.P. The address for Yorktown Energy Partners XI, L.P. is 410 Park Avenue, 20th Floor, New York, New York 10022.

(6)
HBC Water Resources GP LP is the general partner of HBC Water Resources LP and HBC Water Resources II GP LP is the general partner of HBC Water Resources II LP. J. Hale Hoak and Joseph Colonnetta are the managers of the general partner of HBC Water Resources LP. J. Hale Hoak and Joseph Colonnetta are the managers of the general partner of HBC Water Resources II LP. As a result, J. Hale Hoak and Joseph Colonnetta have the power to vote and dispose of the securities held by each of HBC Water Resources LP and HBC Water Resources II LP. The address for HBC Water Resources LP and HBC Water Resources II LP is Reagan Place at Old Parkland, 3963 Maple Avenue, Suite 450, Dallas, Texas 75219.

(7)
The ownership interests of William A. Zartler, Amanda M. Brock and certain of our other employees are represented, directly or indirectly, by limited liability company interests in Solaris Investment. Each member of Solaris Investment will participate in this offering pro rata, except Mr. Zartler and Ms. Brock will only participate to the extent the underwriters’ option to purchase additional shares is exercised in full or in part. Solaris Investment is managed by a board of directors and William A. Zartler is the sole director. As a result, Mr. Zartler has the power to vote and dispose of the securities held by Solaris Investment. Mr. Zartler disclaims beneficial ownership of the securities held by Solaris Investment in excess of his pecuniary interests therein.

(8)
Following the completion of this offering, Solaris Investment has advised us that it intends to make a pro rata distribution of all of the Solaris LLC Units and shares of our Class B common stock it receives in connection with our Corporate Reorganization on a pro rata basis to its members. In connection with such distribution, it is anticipated that Solaris Energy Capital, LLC, a company controlled by Mr. Zartler, will receive [***] shares of Class B common stock (or [***] shares if the underwriters exercise their option to purchase additional shares in full) and Ms. Brock will receive [***] shares of Class B common stock (or [***] shares if the underwriters exercise their option to purchase additional shares in full). Because such individuals expect to receive the Class B shares within 60 days of the closing of this offering, these shares have been included in the table.

(9)
Does not include restricted stock units and restricted shares of our Class A common stock to be granted to certain of our executive officers and directors in connection with the consummation of this offering. See “Executive Compensation—2021 Equity Incentive Plan” and “Executive Compensation—Director Compensation.”

Confidential Treatment Requested by Aris Water Solutions, Inc.
Pursuant to 17 C.F.R. § 200.83
DESCRIPTION OF CAPITAL STOCK
Upon completion of this offering, the authorized capital stock of Aris Inc. will consist of [***] shares of Class A common stock, $0.01 par value per share, of which [***] shares will be issued and outstanding, [***] shares of Class B common stock, $0.01 par value per share, of which [***] shares will be issued and outstanding and [***] shares of preferred stock, $0.01 par value per share, of which no shares will be issued and outstanding.
The following summary of the capital stock and amended and restated certificate of incorporation and amended and restated bylaws of Aris Inc. does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.
Class A Common Stock
Voting Rights. Holders of shares of Class A common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. The holders of Class A common stock do not have cumulative voting rights in the election of directors.
Dividend Rights. Holders of shares of our Class A common stock are entitled to ratably receive dividends when and if declared by our Board out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock.
Liquidation Rights. Upon our liquidation, dissolution, distribution of assets or other winding up, the holders of Class A common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock.
Other Matters. The shares of Class A common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class A common stock. All outstanding shares of our Class A common stock, including the Class A common stock offered in this offering, are fully paid and non-assessable.
Class B Common Stock
Generally. In connection with the reorganization and this offering, each Existing Owner will receive one share of Class B common stock for each Solaris LLC Unit that it holds. Accordingly, each Existing Owner will have a number of votes in Aris Inc. equal to the aggregate number of Solaris LLC Units that it holds.
Voting Rights. Holders of shares of our Class B common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except with respect to the amendment of certain provisions of our amended and restated certificate of incorporation that would alter or change the powers, preferences or special rights of the Class B common stock so as to affect them adversely, which amendments must be by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class, or as otherwise required by applicable law.
Dividend and Liquidation Rights. Holders of our Class B common stock do not have any right to receive dividends, unless the dividend consists of shares of our Class B common stock or of rights, options, warrants or other securities convertible or exercisable into or redeemable for shares of Class B common stock paid proportionally with respect to each outstanding share of our Class B common stock and a dividend consisting of shares of Class A common stock or of rights, options, warrants or other securities convertible or exercisable into or redeemable for shares of Class A common stock on the same terms is simultaneously paid to the holders of Class A common stock. Holders of our Class B common stock do not have any right to receive a distribution upon a liquidation or winding up of Aris Inc.

Confidential Treatment Requested by Aris Water Solutions, Inc.
Pursuant to 17 C.F.R. § 200.83
Preferred Stock
Our amended and restated certificate of incorporation will authorize our Board, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.01 per share, covering up to an aggregate of [***] shares of preferred stock. Each class or series of preferred stock will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the Board, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.
Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law
Some provisions of Delaware law, and our amended and restated certificate of incorporation and our amended and restated bylaws will contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.
These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.
Delaware Law
We will not be subject to the provisions of Section 203 of the DGCL, regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on the NYSE, from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:
•	the transaction is approved by the Board before the date the interested stockholder attained that status;
•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•
on or after such time the business combination is approved by the Board and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

We intend to elect in our certificate of incorporation not to be subject to Section 203. Although our certificate of incorporation will have certain provisions that generally have the same effect as Section 203, the Designated Parties, their respective affiliates and successors, and their respective direct and indirect transferees will not be subject to such provisions regardless of the percentage of stock owned by them.
Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws
Provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective upon the closing of this offering, may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our Class A common stock.

Confidential Treatment Requested by Aris Water Solutions, Inc.
Pursuant to 17 C.F.R. § 200.83
SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our Class A common stock. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our Class A common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our Class A common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.
Sales of Restricted Shares
Upon the closing of this offering, we will have outstanding an aggregate of [***] shares of Class A common stock. Of these shares, all of the [***] shares of Class A common stock (or [***] shares of Class A common stock if the underwriters’ option to purchase additional shares is exercised) to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act. All remaining shares of Class A common stock held by existing stockholders will be deemed “restricted securities” as such term is defined under Rule 144. The restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.
Each Existing Owner will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause Solaris LLC to acquire all or a portion of its Solaris LLC Units. Upon the exercise of the Redemption Right, Solaris LLC (or Aris Inc., if it exercises the Call Right) will acquire each such Solaris LLC Unit for one share of Class A common stock (or, if Aris Inc. or Solaris LLC, as applicable, so elects, an equivalent amount of cash). Upon consummation of this offering, the Existing Owners will hold [***] Solaris LLC Units ([***] Solaris LLC Units if the underwriters’ option to purchase additional shares is exercised in full), all of which (together with a corresponding number of shares of our Class B common stock) will be redeemable for [***] shares of our Class A common stock ([***] shares if the underwriters’ option to purchase additional shares is exercised in full). See “Certain Relationships and Related Party Transactions— Solaris LLC Agreement.” The shares of Class A common stock we issue upon such redemptions would be “restricted securities” as defined in Rule 144 described below. However, upon the closing of this offering, we intend to enter into a registration rights agreement with certain of the Existing Owners that will require us to register under the Securities Act these shares of Class A common stock. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”
As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our Class A common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:
•	no shares will be eligible for sale on the date of this prospectus or prior to 180 days after the date of this prospectus; and
•
[***] shares ([***] shares if the underwriters’ option to purchase additional shares is exercised in full) will be eligible for sale upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus when permitted under Rule 144 or Rule 701.

Lock-Up Agreements
We, all of our directors and executive officers and certain of the Existing Owners have agreed not to sell any Class A common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions and extensions. See “Underwriting” for a description of these lock-up provisions.
Rule 144
In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least

Confidential Treatment Requested by Aris Water Solutions, Inc.
Pursuant to 17 C.F.R. § 200.83
ARIS WATER SOLUTIONS, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Introduction
Aris Water Solutions, Inc. (the “Company” or “Aris Inc.”) was formed in May 2021 by Solaris Midstream Holdings, LLC (“Solaris LLC”) and does not have historical financial operating results. For purposes of this prospectus, our accounting predecessor is Solaris LLC, which was formed in November 2015.
The following unaudited pro forma condensed consolidated financial statements reflect the historical consolidated results of Solaris LLC, on a pro forma basis to give effect to the following transactions, which are described in further detail below, as if they had occurred on June 30, 2021, for unaudited pro forma balance sheet purposes, and on January 1, 2020, for unaudited pro forma statement of operations purposes:
•	the contemplated transactions described under “Corporate Reorganization” elsewhere in this prospectus;
•
the initial public offering of shares of Class A common stock and the use of the net proceeds therefrom as described in “Use of Proceeds” (the “Offering”). The net proceeds from the sale of the Class A common stock to be retained by the Company are expected to be $[***] million (based on an assumed initial offering price of $[***] per share, the midpoint of the range set forth on the cover of this prospectus), resulting from gross proceeds of $[***] million, reduced for of (i) underwriting discounts of approximately $[***] million and other offering costs of $[***] million and (ii) contribution to Solaris LLC of $[***] million in exchange for the acquisition of the Solaris LLC Units to be held by the Company;

•
a provision for corporate income taxes at an effective rate of [***]% (which is derived from a total estimated rate of [***]% for Solaris LLC, reduced by the estimated noncontrolling interest of [***]%) for the year ended December 31, 2020 and the six months ended June 30, 2021, inclusive of all U.S. federal, state and local income taxes; and

•
in connection with the offering, we will enter into a Tax Receivable Agreement with the TRA Holders which generally provides for a payment by us for [***]% of net cash savings, if any, in U.S. federal, state and local income taxes that we realize. We have estimated this liability to be approximately $[***] million.

The unaudited pro forma consolidated balance sheet of the Company is based on the historical consolidated balance sheet of Solaris LLC as of June 30, 2021 and includes pro forma adjustments to give effect to the described transactions as if they had occurred on June 30, 2021.
The unaudited pro forma consolidated statements of operations of the Company are based on the audited historical consolidated statement of operations of Solaris LLC for the year ended December 31, 2020 and the unaudited interim condensed consolidated statement of operations of Solaris LLC for the six months ended June 30, 2021, having been adjusted to give effect to the described transactions as if they occurred on January 1, 2020.
The unaudited pro forma consolidated financial statements have been prepared on the basis that the Company will be taxed as a corporation under the Internal Revenue Code of 1986, as amended, and as a result, will become a tax-paying entity subject to U.S. federal and state income taxes, and should be read in conjunction with “Corporate Reorganization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” and with the audited historical consolidated financial statements and related notes of Solaris LLC and the unaudited interim condensed consolidated statement of operations of Solaris LLC, each included elsewhere in this prospectus.
The pro forma data presented reflect events directly attributable to the described transactions and certain assumptions the Company believes are reasonable. The pro forma data are not necessarily indicative of financial results that would have been attained had the described transactions occurred on the dates indicated above or which could be achieved in the future because they necessarily exclude various operating expenses, such as incremental general and administrative expenses associated with being a public company. The adjustments are based on currently available information and certain estimates and assumptions. Therefore, the actual adjustments may differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed consolidated financial statements.

Confidential Treatment Requested by Aris Water Solutions, Inc.
Pursuant to 17 C.F.R. § 200.83
Aris Water Solutions, Inc.
Unaudited Pro Forma Condensed Consolidated Balance Sheet
as of June 30, 2021
	Historical Solaris Midstream Holdings, LLC	Pro Forma Adjustments		Pro Forma Aris Water Solutions, Inc.
Assets
Cash and Cash Equivalents	$31,123	$[***]	(a)	$[***]
Accounts Receivable, Net	25,928	[***]		[***]
Accounts Receivable from Affiliate	18,346	[***]		[***]
Other Receivables	3,278	[***]		[***]
Prepaids, Deposits and Other Current Assets	2,149	[***]		[***]
Total Current Assets	80,824	[***]		[***]

Fixed Assets
Property, Plant and Equipment	706,806	[***]		[***]
Accumulated Depreciation	(56,826)	[***]		[***]
Total Property, Plant and Equipment, Net	649,980	[***]		[***]
Intangibles, Net	321,233	[***]		[***]
Goodwill	34,585	[***]		[***]
Deferred Tax Assets, Net	―	[***]	(b)	[***]
Other Assets	2,140	[***]		[***]
Total Assets	$ 1,088,762	$[***]		$[***]

Liabilities, Mezzanine Equity and Members' Equity
Accounts Payable	$10,414	$[***]		$[***]
Payables to Affiliate	1,693	[***]		[***]
Accrued and Other Current Liabilities	37,259	[***]		[***]
Total Current Liabilities	49,366	[***]		[***]
Asset Retirement Obligation	5,629	[***]		[***]
Long-Term Debt, Net of Debt Issuance Costs	391,115	[***]		[***]
Deferred Revenue Liability and Other Long-Term liabilities	1,335	[***]		[***]
Payable related to parties pursuant to tax receivable agreements	―	[***]	(b)	[***]
Total Liabilities	447,445	[***]		[***]

Commitment and Contingencies	―	[***]		[***]

Members' Equity	641,317	[***]	(c)	[***]
Shareholders' Equity:		[***]		[***]
Class A common stock	―	[***]	(c)	[***]
Class B common stock	―	[***]	(c)	[***]
Additional Paid-In Capital	―	[***]	(c)(d)	[***]
Total Stockholders' Equity attributable to Aris Water Solutions, Inc. and Member's Equity	641,317	[***]		[***]
Non-Controlling Interest	―	[***]	(e)	[***]
Total Liabilities and Stockholders' Equity	$ 1,088,762	$[***]		$[***]
The accompanying notes are an integral part of these Unaudited Pro Forma Condensed Consolidated Financial Statements.

Confidential Treatment Requested by Aris Water Solutions, Inc.
Pursuant to 17 C.F.R. § 200.83
Aris Water Solutions, Inc.
Unaudited Pro Forma Condensed Consolidated Statement of Operations for
the Six Months Ended June 30, 2021
	Historical Solaris Midstream Holdings, LLC	Pro Forma Adjustments		Pro Forma Aris Water Solutions, Inc.
Statement of Operations Data
Revenue
Produced Water Handling	$85,810	$[***]		$[***]
Water Solutions	16,963	[***]		[***]
Total Revenue	102,773	[***]		[***]

Cost of Revenues
Direct Operating Costs	43,206			[***]
Depreciation, Amortization and Accretion	30,172			[***]
Total Cost of Revenue	73,378	[***]		[***]

Operating Costs and Expenses
General and Administrative	10,012			[***]
Loss on Disposal of Asset, Net	217			[***]
Transaction Costs	77			[***]
Abandoned Projects	1,356			[***]
Total Operating Expenses	11,662	[***]		[***]
Operating Income	17,733	[***]		[***]

Other Expense
Interest Expense, Net	9,975			[***]
Loss on Debt Modification	380			[***]
Total Other Expense	10,355	[***]		[***]
Income Before Taxes	7,378	[***]		[***]
Income Taxes	2	[***]	(f)	[***]
Net Income (Loss)	7,376	[***]		[***]
Accretion and Dividend—Redeemable Preferred Units	21			[***]
Net Income (Loss) Attributable to Members' Equity	7,397	[***]		[***]
Less: Net Income Attributable to Noncontrolling Interest		[***]	(g)	[***]
Net Income (Loss) Attributable to Aris Water Solutions, Inc.	$7,397	$[***]		[***]

Net Income (Loss) Per Share Class A Common Stock (h)
Basic and Diluted				$[***]

Weighted Average Shares Class A Common Stock Outstanding (h)
Basic and Diluted				[***]
The accompanying notes are an integral part of these Unaudited Pro Forma Condensed Consolidated Financial Statements.

Confidential Treatment Requested by Aris Water Solutions, Inc.
Pursuant to 17 C.F.R. § 200.83
Aris Water Solutions, Inc.
Unaudited Pro Forma Condensed Consolidated Statement of Operations for
the Year Ended December 31, 2020
	Historical Solaris Midstream Holdings, LLC	Pro Forma Adjustments		Pro Forma Aris Water Solutions, Inc.
Statement of Operations Data
Revenue
Produced Water Handling	$ 141,659	$[***]		$[***]
Water Solutions	29,813	[***]		[***]
Total Revenue	171,472	[***]		[***]

Cost of Revenues
Direct Operating Costs	95,431			[***]
Depreciation, Amortization and Accretion	44,027			[***]
Total Cost of Revenue	139,458	[***]		[***]

Operating Costs and Expenses
General and Administrative	18,663			[***]
Loss on Disposal of Asset, Net	133			[***]
Transaction Costs	3,389	[***]		[***]
Abandoned Projects	2,125			[***]
Total Operating Expenses	24,310	[***]		[***]
Operating Income	7,704	[***]		[***]

Other Expense
Interest Expense, Net	7,674			[***]
Loss on Debt Modification	—			[***]
Total Other Expense	7,674	[***]		[***]
Income Before Taxes	30	[***]		[***]
Income Taxes	23	[***]	(f)	[***]
Net Income (Loss)	7	[***]		$[***]
Less: Accretion and Dividend—Redeemable Preferred Units	(4,335)			[***]
Net Income Attributable to Members' Equity	$(4,328)	$[***]		$[***]
Less: Net Loss Attributable to Non-Controlling Interest		[***]	(g)	[***]
Net Income (Loss) Aris Water Solutions, Inc.	$(4,328)	$[***]		$[***]

Net Income (Loss) Per Share Class A Common Stock (i)
Basic and Diluted				$[***]

Weighted Average Class A Common Stock Outstanding (i)
Basic and Diluted				[***]
The accompanying notes are an integral part of these Unaudited Pro Forma Condensed Consolidated Financial Statements.

Confidential Treatment Requested by Aris Water Solutions, Inc.
Pursuant to 17 C.F.R. § 200.83
ARIS WATER SOLUTIONS, INC.
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
PRO FORMA ADJUSTMENTS AND ASSUMPTIONS
The Company made the following adjustments and assumptions in the preparation of the unaudited pro forma consolidated balance sheet:
(a) Reflects the following adjustments:
i.
Estimated gross proceeds of $[***] million from the issuance and sale of shares of Class A common stock based on an assumed initial offering price of $[***] per share, the midpoint of the range set forth on the cover of this prospectus less,

ii.	Underwriting discounts and commissions of $[***] million, in the aggregate, and additional estimated expenses related to the Offering of approximately $[***] million less,
iii.	Transaction bonus of $[***] million to officers and employees in connection with the IPO, and
iv.	A contribution to Solaris LLC of $[***] million in exchange for the Solaris Units to be held by the Company.
(b)
Reflects adjustments to give effect to tax adjustments associated with the Corporate Reorganization and adjustments to give effect to the Tax Receivable Agreement (as described in “Certain Relationships and Related Party Transactions—Tax Receivable Agreement”) based on the following assumptions:

i.
We expect to record $[***] million in deferred tax assets for the estimated income tax effects of the differences in the tax basis and the books basis of the assets owned by Solaris Inc. following completion of the Corporate Reorganization (for purposes of these pro forma statements, we have also increased the deferred tax asset balance by $[***] million to reflect the expected tax benefit associated with the transaction bonus described above); and

ii.
In connection with the offering, we will enter into a Tax Receivable Agreement with the TRA Holders which generally provides for a payment by us for [***]% of net cash savings, if any, in U.S. federal, state and local income taxes that we realize. We have estimated this liability to be approximately $[***] million.

The amounts to be recorded for both the deferred tax assets and the liability for our obligations under the Tax Receivable Agreement have been estimated. To the extent that future changes in the obligation under the Tax Receivable Agreement are not due to (1) transactions among or with our shareholders and (2) actual payments under the Tax Receivable Agreement, such changes will be recognized in earnings, but not as a component of the income tax provision.
We intend to only record the offset to the deferred tax asset in equity for the initial tax effects resulting from transactions among or with shareholders. As future changes in the deferred tax asset are not due to transactions among or with our shareholders, we intend to reflect those changes in earnings as component of income in the tax provision.
Adjustments to the obligation under the Tax Receivable Agreement, which might result from, among other things, changes in expectations about the extent to which tax benefits subject to the Tax Receivable Agreement will be realized and tax rate changes, would also be recognized in earnings. This arrangement does not represent a tax based on income, but rather a contractual relationship between an entity and its shareholders and is accounted for under ASC 450—Contingencies. The effects of these adjustments are not an element of income tax expense as they do not relate to costs incurred in connection with compliance with income tax law.
(c)	Represents an adjustment to members’/stockholders’ equity reflecting:
i.	Par value of $[***] for approximately [***] million shares of Class A common stock to be outstanding following this offering, and
ii.	A decrease of $[***] million in members’ equity to allocate a portion of Aris Water Solutions, Inc.’s equity to the noncontrolling interest. (See Note (e) below).

Confidential Treatment Requested by Aris Water Solutions, Inc.
Pursuant to 17 C.F.R. § 200.83
(d)	Represents the effect of the following:i.
The issuance of shares of Class A common stock in this Offering and the application of the net	proceeds therefrom,
ii.	The net impact of the recording of deferred tax assets and the payable related to the Corporate Reorganization and the Tax Receivable Agreement, as described under note (b) above,
iii.	The estimated impact of $[***] million for the historical book basis for existing LLC unit holders that have converted to Class A shares of Aris Water Solutions, Inc. for tax planning purposes, and
iv.	The transaction bonus of $[***] million to officers and employees in connection with the IPO.
The total pro forma adjustment to additional paid-in capital is an increase of $[***] million.
(e)
Represents non-controlling interest due to consolidation of financial results of Solaris LLC. As described in “Corporate Reorganization,” Aris water Solutions, Inc. will become the sole managing member of Solaris LLC. Aris Water Solutions, Inc. will initially have a minority economic interest in Solaris LLC, but will have control over the management of Solaris LLC. As a result, we will consolidate the financial results of Solaris LLC and will report a noncontrolling interest on our consolidated balance sheet for the percentage of Solaris LLC units not held by Aris Water Solutions, Inc. Upon completion of the contemplated transactions, the noncontrolling interest is expected to own approximately [***]% of Solaris LLC. Details for the adjustment for the noncontrolling interest are as follows:

Historical Solaris Midstream Members' Equity as of June 30, 2021	$[***]
Gross Proceeds from Offering	[***]
Underwriting Discounts and Offering Costs	[***]
Net Distribution to Existing LLC Unit Holders	[***]
Transaction Bonus	[***]
Pro Forma Solaris Midstream Member's Equity as of June 30, 2021	$[***]
Estimated Noncontrolling Interest Percentage of Aris Water Solutions, Inc.	[***]%
Pro Forma Noncontrolling Interest of Aris Water Solutions, Inc.	$[***]
The Company made the following adjustments and assumptions in the preparation of the unaudited pro forma condensed consolidated statements of operations:
(f)	[***]
(g)
Reflects estimated incremental income tax expense of $[***] million for the six months ended June 30, 2021 and $[***] thousand for the year ended December 31, 2020 associated with the Company’s historical results of operations assuming the Company’s earnings had been subject to federal income tax as a subchapter C corporation using a statutory tax rate of approximately [***]% and based on the Company’s ownership of approximately [***]% of Solaris LLC following completion of the contemplated transactions. This rate is inclusive of U.S. federal and state income taxes.

(h)
Reflects the reduction in consolidated net income attributable to non-controlling interest for Solaris LLC’s historical results of operations. Upon completion of the Corporate Reorganization, the non-controlling interest will be approximately [***]%.

(i)
On a pro forma basis, basic earnings per share and diluted earnings per share are the same as there were no antidilutive securities during the periods presented. Earnings per share on a pro forma basis is computed as follows:

	Six Months Ended June 30, 2021	Year Ended December 31, 2020
Pro forma income before income taxes	$[***]	$[***]
Pro forma income tax expense	[***]	[***]
Pro forma net income	[***]	[***]
Equity accretion and dividend related to redeemable preferred units	[***]	[***]
Pro forma net income (loss) attributable to member's equity	[***]	[***]
Net income (loss) attributable to noncontrolling interests	[***]	[***]
Pro forma income (loss) available to Class A common stock	$[***]	$[***]
Weighted average shares of Class A common stock outstanding	[***]	[***]
Pro forma net income (loss) available to Class A common stock per share	$[***]	$[***]

Confidential Treatment Requested by Aris Water Solutions, Inc.
Pursuant to 17 C.F.R. § 200.83
PART II

INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.	Other Expenses of Issuance and Distribution.
The following table shows the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts except the SEC registration fee, the FINRA fee and the stock exchange listing fee are estimated.
SEC Registration Fee	$[***]
FINRA Filing Fee	[***]
NYSE Listing Fee	[***]
Printing Costs	[***]
Legal Fees and Expenses	[***]
Accounting Fees and Expenses	[***]
Transfer Agent Fees and Expenses	[***]
Miscellaneous Expenses	[***]
Total	$[***]
Item 14.	Indemnification of Directors and Officers.
Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by the Delaware General Corporate Law, or the DGCL, no director shall be personally liable to our company or its stockholders for monetary damages for breach of fiduciary duty as a director. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided for in our amended and restated certificate of incorporation, will be limited to the fullest extent permitted by the amended DGCL. Our amended and restated bylaws will provide that each person who was or is party or is threatened to be made a party to, or was or is otherwise involved in, any threatened, pending or completed proceeding by reason of the fact that he or she is or was a director or officer of our company or was serving at the request of our company as a director, officer, employee, agent or trustee of another entity shall be indemnified and held harmless by us to the full extent authorized by the DGCL against all expense, liability and loss actually and reasonably incurred in connection therewith, subject to certain limitations.
Section 145(a) of the DGCL authorizes a corporation to indemnify any person who was or is a party, or is threatened to be made a party, to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.
Section 145(b) of the DGCL provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability
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